SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 04 March 2021

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Annual Financial Report dated 04 March 2021

Exhibit No: 99.1

4 March 2021

InterContinental Hotels Group PLC
Annual Financial Report 2020

The Company announces that the following documents have today been made available to shareholders:

1.   Annual Report and Form 20-F 2020
2.   Chair's Letter

In compliance with Listing Rule 9.6.1R a copy of each of these documents has been submitted to the UK Listing Authority via the National Storage Mechanism and will be available in due course for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

InterContinental Hotels Group PLC will also file the Annual Report and Form 20-F for the year ended 31 December 2020 with the US Securities and Exchange Commission today.

Documents referred to above are publicly available on the InterContinental Hotels Group PLC website and the Annual Report 2020 can be found at: https://www.ihgplc.com/investors/annual-report

Shareholders may request a hard copy of the Annual Report and Form 20-F 2020 free of charge from the address below:

Company Secretary's Office
InterContinental Hotels Group PLC
Broadwater Park, Denham
Buckinghamshire UB9 5HR
United Kingdom

The Company's 2021 Annual General Meeting (AGM) will take place on 7 May 2021.  The Notice of Meeting will be published and sent to shareholders in due course.

Disclosure Guidance and Transparency Rule 6.3.5R

The disclosures set out in the Appendices below are made in compliance with Disclosure Guidance and Transparency Rule 6.3.5R.  The Appendices have been extracted from the Annual Report and Form 20-F 2020 (Annual Report) in full unedited text, and the page number references refer to page numbers in the Annual Report.  The information in the Appendices should be read in conjunction with the Company's Preliminary Results announcement, which together constitute the material required by DTR 6.3.5R to be communicated to the media in full unedited text through a regulatory information service and this material is not a substitute for reading the full Annual Report.

Appendix A - Related Party Transactions

Related party disclosures are set out in note 32 to the Group Financial Statements, on page 196 of the Annual Report:

	2020 $m	2019 $m	2018 $m
Total compensation of key management personnel
Short-term employment benefits	10.5	15.8	18.2
Contributions to defined contribution pension plans	0.3	0.5	0.5
Equity compensation benefitsa	2.3	12.1	13.0
	13.1	28.4	31.7

a As measured in accordance with IFRS 2.

There were no other transactions with key management personnel during the years ended 31 December 2020, 2019 or 2018. Key management personnel comprises the Board and Executive Committee.

Related party disclosures for associates and joint ventures are as follows:

	Associates			Joint Ventures			Total
	2020 $m	2019 $m	2018 $m	2020 $m	2019 $m	2018 $m	2020 $m	2019 $m	2018 $m
Revenue from associates and joint ventures	1	10	9	-	-	1	1	10	10
Other amounts owed by associates and joint ventures	11	3	1	-	-	-	11	3	1
Amounts owed to associates and joint ventures	(4)	(4)	(2)	-	-	-	(4)	(4)	(2)

The Group has provided a guarantee of $12m (2019: $12m) against the bank loan of one associate (see note 31) and has provided performance guarantees with a maximum pay-out remaining of $10m (2019: $10m) (see note 3).

The Group funds shortfalls in owner returns relating to the Barclay associate (see note 17). In addition, loans both to and from the Barclay associate of $237m (2019: $237m) are offset in accordance with the provisions of IAS 32 and presented net in the Group statement of financial position. Interest payable and receivable under the loans is equivalent (average interest rate of 0.8% in 2020 (2019: 2.1%)) and presented net in the Group income statement.

Appendix B - Principal risks and uncertainties

The principal risks and uncertainties relating to the Group are set out on pages 36 to 41 of the Annual Report.  The principal risks and uncertainties are supported by a broader description of risk factors set out on pages 224 to 229 of the Annual Report.

IHG's principal risks and uncertainties
While the Covid-19 crisis has not fundamentally changed the principal risks to our business and strategy, it has heightened the uncertainty we face in the short term and also created the potential for longer term impacts based on trade-offs that have been required to protect liquidity in 2020. The crisis has also accentuated the increasingly interconnected nature of risk.

We have not managed Covid-19 as a separate risk during the year, as the pandemic has increased the risk profile across many of our existing principal risks as we look forwards. This is most obvious in relation to the continuing significance of the safety and security of our colleagues and guests, government regulations impacting domestic and international travel, consumer confidence and appetite to travel internationally in the longer term, how we operate our hotels and the overall impact on our business resilience.

The necessary response to Covid-19 safety concerns has also created several secondary impacts and the potential for disruption and additional stress on our risk management and internal control arrangements. In addition, continued scrutiny of the social performance of major corporates may also lead to any incident or failure to manage risk receiving significant and rapid attention.

All the risks on the grid below meet the definition of 'principal', however we have reviewed the trends carefully to more accurately reflect the current behaviour of these risks. In relative terms, some risks continue to trend upwards as we move into 2021 while other risks remain more stable on 2020 levels. Where we have indicated changes on the grid this is typically because of something we have noted in the nature of the risk itself, for example as a result of changes in the external environment, our extended enterprise, or a specific internal initiative.

By distributing the risks across the grid in this way based on their behaviour, it allows the Board and management to consider what different responses may be required to individual factors (for example, rapid factors which may require continuity planning), or the overall level of risk we are facing and what it means for governance of the whole portfolio.

Risk description	Initiatives to manage these risks
Macro external factors such as political and economic disruption, the emerging risk of infectious diseases, actual or threatened acts of terrorism or war, natural or man-made disasters could have an impact on our ability to perform and grow.

Secondary impacts and continuing uncertainty from the Covid-19 pandemic may also exacerbate these factors across several markets and external sources indicate that these risks are likely to trend upwards in future years with the potential for more rapid impact on IHG.

●    Our initial focus for Covid-19, both in China and in other markets, prioritised the safety and security of our colleagues and guests by supporting crisis management teams in our individual business units and global functions. This support included monitoring intelligence from a range of external and internal sources (e.g. government health and travel advice) and developing guidance for hotel and corporate offices on sanitation and cleaning procedures, including for when hotels have been used for quarantine and to house essential workers.
●    The Risk and Assurance and Global Corporate Affairs teams have developed guidance and internal and external communications strategies and coordinated across regional and functional crisis management teams to review business continuity preparations for corporate offices (e.g. business service centres, reservation offices and corporate offices) and key supplier relationships. Furthermore, we established protocols for tracking and reporting on the status of hotels in China early in 2020, which then evolved into monitoring of hotels in other regions.
●    We maintain a range of intelligence sources at our disposal to horizon-scan for emerging threats, provide insight to leadership on incidents that impact operations, and analyse future political and economic scenarios to inform the business planning cycle, including at the Board and Executive Committee level. We are also applying lessons learned from Covid-19 and using data analytics to better prepare for future disruption, in particular in relation to other fire safety and security threats that continue to receive industry-wide scrutiny.
●     In addition to epidemics and pandemics, the risk of earthquakes and extreme weather events continues to pose a threat to IHG operations. IHG manages these events through training, advanced monitoring and warning, and standard operating procedures. As we moved into the 2020 hurricane season, regional operations teams planned and communicated with hotels, including those operating at reduced capacities, to ensure they were prepared to maintain safe operations for colleagues and guests.

Failure to deliver preferred brands and loyalty could impact our competitive positioning, our growth ambitions and our reputation with guests and owners.

Competition from other hotel brands and third-party intermediaries create inherent risks and opportunities to the longer-term value of IHG's franchised and managed proposition for our brands. The Covid-19 crisis has also refocused guest expectations in relation to the cleanliness and safety of individual hotels and IHG's brands. In a potentially lower-demand environment it will also be critical to use our loyalty programme to drive business to our hotels and take share from our competitors.

●    The focus of our brands and loyalty teams during the crisis has been on supporting our guests, owners and hotels. This has included adjusting our cancellation policy to allow guests flexibility to change or cancel bookings, rolling over our IHG Rewards Elite membership status to 2021 and reducing the achievement criteria for 2022, extending the deadline for points expiry until July 2021, and launching a suite of solutions to engage members.
●   We have implemented enhanced cleanliness and safety measures through the IHG Way of Clean programme to drive customer confidence. Initially established in 2015, the IHG Way of Clean programme is now a global brand standard that includes deep cleaning processes and operating protocols developed with expertise from third party partners, which reflect the advice of public health authorities. As travel resumes, we have also introduced other enhanced guest experiences such as a contactless journey through the hotel, modified food and beverage offers and 'Meet with Confidence' programmes to drive revenue recovery, and we have created new virtual quality audit and compliance processes to reinforce standards and drive consistency.
●    We also reduced costs for owners by relaxing brand standards and operational and food and beverage requirements to balance enhanced cleanliness and safety protocols.
●    While the focus of our marketing management shifted rapidly to respond to the pandemic and to support regional recovery, we have built on the active transformation already underway with enhancements to our Marketing organisation and processes which enable us to drive efficiency in a financially constrained environment and optimise resources and speed to market. We conduct regular monitoring of indicators, including loyalty member data, to identify emerging trends quickly.
●    Throughout 2020, we also have prioritised our commercial spend behind our loyalty programme towards the highest returning marketing investments that drive business to all brands through the loyalty programme umbrella. See page 17 for more details on our priority to Build loved and trusted brands.

Attracting, developing and retaining leadership and talent and failure to do this could impact our ability to achieve growth ambitions and execute effectively.

Risks relating to people underpin the majority of
processes and controls across IHG, and our ability to develop talent is critical to delivering value to our brands and hotels in the global markets where we operate and compete. It is essential that we retain key executive, leadership and specialist talent, both at the corporate and hotel levels, in an uncertain hospitality industry and in a resource constrained, highly competitive, and remote
working environment.

●     At the start of the Covid-19 crisis a cross-functional taskforce was established to guide how we protect our employer reputation and culture. While we have had to take actions to reduce costs at corporate and hotel levels, HR teams have partnered with operations and functional teams to develop guiding principles to protect our reputation as a responsible employer; maintain our culture during the crisis period; and equip teams to bounce back with great talent and people practices. This has enabled us to maintain engagement, avoid burnout and bolster support to leadership. Our approach to managing our people during 2020 is outlined in detail on pages 26 to 28 and our normal business planning process includes a review of workforce risks.
●     Due to the Covid-19 crisis, our programme of engagement surveys and HR scorecards adapted to reflect the realities of virtual and remote working and a challenging period of furloughs and reduced hours. We have monitored key workforce indicators, leveraged our existing virtual learning platforms to understand employee sentiment, and utilised short pulse surveys to gather employee feedback throughout the crisis and to shape our thinking on returning to office working.
●    The Executive Committee has regularly discussed talent retention risks, and the HR team is focusing on talent plans with each leadership team. We have refined our diversity and inclusion strategy to drive recruitment and retention, and employee resource groups help educate employees and build a culture of inclusion.
●    Effective communications have been established for internal audiences, including regular all employee calls with the Chief Executive Officer to provide latest updates, ongoing leadership communications and virtual team meetings at regional and functional levels, and continued development of our flexible learning summits. Through these channels, leaders are able to answer questions from employees at all levels.
●     IHG has the ability to manage talent and retention risks directly in relation to IHG employees but relies on owners and third-party suppliers to manage these risks within their own businesses. Our Procurement, Legal and Risk teams also consider more indirect workforce risks relating to our third-party relationships.
●     The Remuneration Committee reviews our approach to executive remuneration, aligned with the interests of shareholders and the UK corporate governance environment.

Inherent threats to cybersecurity and information governance remain significant and dynamic and external attacks against the hospitality industry have continued in 2020.

We are aware of our responsibilities in relation to a range of high-value assets (critical systems and employee and other sensitive data) which may be targeted by various threat 'actors' including organised criminals, third parties and colleagues). Rapid societal, regulatory and media scrutiny of privacy arrangements mean that the potential impact of data loss to IHG financially, reputationally or operationally remains a dynamic risk factor. The disrupted working conditions (including increased remote access) caused by the pandemic for our employees and suppliers and advances in attack sophistication also heighten inherent information security risks.

●     While Covid-19 has modified the threat profile, our Information Security team has pivoted to implement new solutions and controls to address potential vulnerabilities, and to focus resources on those operational tasks that best protect our sensitive data sets and systems and detect and respond to potentially malicious events in an appropriate way.
●    In the early stages of the pandemic, we deployed our Intelligence functions to gain early knowledge of potential new attack campaigns; implemented controls to prevent malicious emails from getting to email inboxes; and educated employees worldwide on the increased dangers from phishing, business email compromise and social engineering. We also accelerated the rollout of multi-factor authentication to limit successful phishing attacks. To respond to heightened inherent risks from remote working, we reviewed controls for remote access solutions and increased monitoring to more quickly identify malicious activity. Our Procurement team engage key providers on their approach for maintaining operations and fulfilling their contractual obligations for the safety and security of our data and systems.
●    We have continued to work with our specialist technology providers to continuously improve key operational security processes and capabilities such as Identity & Access Management, Security Monitoring, Incident Response, and the support and maintenance of technical solutions architecture.
●     Preserving security across our complex corporate and hotel estate requires continuous maintenance and enhancement or replacement of hardware and software. With finances at a premium for hotel owners, our Information Security and Technology teams collaborate to provide reliable, scalable and cost-effective solutions, targeted at areas of greatest opportunity for future attacks.
●     Our information security programme is supported and reviewed by internal and external assurance activities, including our Internal Audit and Financial Governance teams and PCI assessments. The Board receives regular reports using key risk indicators to track inherent risk trends and mitigation activities. We also continue to work closely with our insurers to ensure we are adequately protecting against our risks and have assessed and quantified potential cyber incident scenarios to drive risk-based discussions on investing in remediation versus risk acceptance and transfer opportunities.

Failure to capitalise on innovation in booking
technology and to maintain and enhance the functionality and resilience of our channel management and technology platforms (including those of third-parties, on which we rely directly or indirectly), and to respond to changing guest and owner needs remains a dynamic and critical risk to IHG's revenues and growth ambitions.

Increasing personalisation and understanding our guests and their needs will drive return stays and further build loyalty. Despite the pandemic placing cost pressures on our owners, the pace of change in the hospitality industry continues to accelerate and IHG must evolve to effectively grow and compete in the marketplace. It will be key for us to prioritise digital capabilities to drive our channels, actively expanding the breadth and depth of our digital relationships with current and new guests.

●     Our comprehensive channels strategy is a key driver and enabler of accelerated growth. Rapidly evolving guest and owner expectations have increased the pressure to deliver commercial and technological change more quickly. We continue to seek opportunities to align and innovate our channels and technology platforms to Create digital advantage (see page 19 for more details). Our IHG Concerto™ platform is operating at all IHG hotels, and over time future releases will enhance the guest travel journey, deliver efficiencies for hotels, and drive sustainable revenue.
●     To respond to the initial disruption from Covid-19, a new Global Revenue Committee was formed across global and regional teams to manage and drive booking activity and revenue. The Committee developed and monitored specific leading indicators on market status, sentiment, search and demand, and loyalty member trends, and further tracked communications penetration, internal pulse surveys and public relations effectiveness. The relatively reduced level of booking activity in 2020 also created the opportunity to reorganise our technology delivery model, moving more development to technology partners and co-sourcing arrangements. We have also engaged with our strategic suppliers during 2020 to adjust service levels and anticipate continuity risks.

In a resource constrained environment, the importance of investment effectiveness and efficiency will be critical to balance short- and longer-term strategic needs (e.g. developing infrastructure, increasing growth, enhancing digital capabilities).

Failure to manage risks associated with investments may impact commercial performance, lead to financial loss, and undermine stakeholder confidence.

●    Our oversight and finance teams regularly review and evolve our governance and control frameworks, including delegated approval authorities and processes, to enable decisions on investments to be made quickly and efficiently with consideration of the risks involved. In early 2020 the Delegation of Authority Policy was specifically updated to help drive cost-conscious behaviours and close control of investment expenditure required in the business at that time.
●     With on-going uncertainty in the industry outlook, we need to retain flexibility in the extent to which we commit to expenditure until there is improved visibility. Our financial planning balances a disciplined approach to discretionary investments with a need to appropriately reward our people and invest in strategic growth initiatives. There is, and will continue to be, a constant focus on retaining flexibility within our cost base to ensure spend is being prioritised in the right areas given the ever-changing environment. Financial resource allocation is kept under regular review, with decisions taken as part of our quarterly forecasting process.
●      We have also sought to protect key functions that are critical for fulfilling our responsibilities as a publicly listed company and in maintaining our reputation across our external stakeholders. For example, we continue to ensure that we have the right level of support in our Legal, Corporate Affairs and Financial Reporting teams.

The global business regulatory and contractual
environment and societal expectations have continue to evolve throughout 2020. Failure to ensure legal, regulatory and ethical compliance would impact IHG operationally and reputationally, and nonregulatory stakeholders
(including corporate sales clients) and investors
continue to focus on IHG's performance as a corporate entity to uphold ethical and social expectations. Significant fines can be imposed for regulatory non-compliance, most
notably in relation to privacy obligations and data security. In an uncertain hospitality industry, there may be increased pressure on compliance programmes, and a heightened risk of liabilities relating to our franchise model both in relation to brand reputation issues as well as litigation.

●    Our Ethics and Compliance team focuses on ensuring IHG has a globally coordinated approach to material ethical and compliance risks, taking into account the regulatory environment, stakeholder expectations and IHG's commitment to a culture of responsible business. The overarching framework for ethics and compliance is the IHG Code of Conduct (see page 24) and we provide e-learning training on an annual basis to all corporate, reservation offices and managed hotel employees and new joiners.
●    We continue to monitor changes and advise stakeholders on risks across a range of regulatory issues, including safety, employment, contract, privacy, anti-bribery and anti-trust, while also addressing legal and regulatory issues that have emerged as a result of Covid-19. We also continue to participate in Transparency International UK's 2020 Corporate Anti-Corruption Benchmark. This is a comprehensive tool that measures and compares the performance of anti-corruption programmes across companies on an anonymous and confidential basis.
●    We continue to focus on key human rights risks, particularly those heightened by Covid-19. For example, to address migrant worker staff accommodation risks which may have been heightened by the pandemic, we developed a guidance note on staff living accommodation for hotel teams.
●     Monitoring of sanctions continues to be an increasingly important part of our due diligence processes as their use by the US, UK and EU in particular continues to grow. A sanctions update is communicated annually to the Legal, Development and Strategy teams and other relevant employees providing a reminder of 'No Go' countries and sanctions issues that may restrict IHG. Our owner legal due diligence process also requires that all new owners are screened against sanctions lists and we utilise due diligence tools for this purpose. Ethics and compliance country-level due diligence is also undertaken for new country entry assessments, taking into account country specific risks and impacts.
●     The Ethics and Compliance team currently monitors training completions, gifts and entertainment reporting and the owner due diligence process, and they receive informal queries/escalation of issues directly from colleagues and via an Ethics and Compliance email channel which is publicised in training and awareness materials. The Board receives regular reports on the Confidential Reporting Channel and matters directly related to our responsible business agenda.

The manner in which IHG responds to operational risk and the steps taken to safeguard the safety and security of colleagues and guests will continue to receive heightened scrutiny, particularly in light of the Covid-19 pandemic, and could affect IHG's reputation for high standards of business conduct, result in financial damage, and undermine confidence in our brands.

The rapid progression of Covid-19 has also given rise to significantly increased litigation risk across all markets. These risks relate both to our direct operations in hotels and other locations where we have management responsibility, and also to outsourced activities and others with whom we collaborate and trade, including the owners of our franchised hotels which operate as independent businesses.

●    Our Business Reputation and Responsibility team coordinates and monitors IHG's risk management system, which is designed to anticipate and identify relevant operational safety and security risks and provide appropriate levels of control necessary to mitigate against significant incidents, whether in hotels or corporate offices. Regional and global subject matter experts in safety and security work regularly with relevant stakeholders, including hotels, operations leaders, and operations support teams such as Design & Engineering, Food and Beverage and Human Resources, to review and set operational safety and security policies and procedures.
●     The Covid-19 pandemic has led to the enhancement of IHG's operational safety and crisis management procedures for hotels and corporate offices. In early 2020, our safety experts worked closely with Operations and Global Corporate Affairs to develop a Hotel and Corporate Office Response Toolkit of guidance, processes and procedures for operating a safe work environment in line with the advice issued by government authorities and public health officials. As the pandemic has progressed, this guidance has been revised and expanded to address emerging operational safety issues, and changes in local government requirements or public health advice.
●     Alongside Covid-19, subject matter experts in safety and security have continued to monitor external trends that may impact the safe operation of hotels, customer expectations, and development opportunities (e.g. fire safety, food allergens), and we continue to review our relevant standards and guidance as these issues evolve and/or new regulatory requirements and best practices are published.
●    Our experts also track a range of internal indicators relating to safety and security to assess their potential impact on the safety of hotels, colleagues and guests as well as the impact on the reputation of IHG and its brands. Despite our best efforts, incidents may occur across our global hotel operations and corporate offices and an assessment of severity and impact is made before the most serious are promptly forwarded to senior management. The Board receives and reviews regular safety reports and monitors safety performance. Through this monitoring, IHG can determine where additional standards or guidance may be necessary or whether existing controls may need to be adjusted.

A material breakdown in financial management and control systems would lead to increased public scrutiny, regulatory investigation and litigation.

This risk includes our ongoing (and stable) operational risks relating to our financial management and control systems which have been adapted to cope with remote working arrangements during the pandemic; the continuing expectations of IHG's management decision making and financial judgements; and
our own business model and transactions.

●     Covid-19 inevitably impacted IHG's financial control environment, with heightened risks relating to liquidity, business continuity and fraud and a need to adapt and enhance existing processes for employees working remotely and, in some cases, with a reduced workforce. The Finance leadership team regularly monitors the primary risks to the function and to IHG and, as the impact of Covid-19 became clear, reviewed controls and implemented enhancements to provide additional mitigation, including controls over cash disbursements and expenditure, applying data analytics where possible.
●     We reviewed our business continuity arrangements, including for our India-based Global Business Service Centre, given the operational importance of processes located there such as accounts payable, billing and cash collection, and financial reporting for both corporate and hotels. In response to decisions to furlough corporate employees during 2020 we evaluated risks, processes and controls relating to accuracy of payroll; access to IT systems and company credit cards; as well as completeness of payment processes.
●     Throughout the year we have reinforced policies across the organisation, including particular emphasis on entity level controls. We have continued to operate an established set of processes across our financial control systems, which is verified through testing relating to our Sarbanes-Oxley compliance responsibilities. See pages 68, 144, 157 to 162 for details of our approach to taxation, page 87 for details of our approach to internal financial control, and pages 179 to 183 for specific details on financial risk management policies. These processes and our financial planning will continue to evolve to reflect the changes in our management structure and business targets, including system enhancements and further automation where possible.
●     While it remains difficult to assess trading conditions in 2021 with certainty, we will continue to adapt our approach to financial control across our hotel estate. Given the differences in the culture and ways of working across our regions, we apply globally and/or regionally consistent policies and procedures to manage the risks, such as fraud and reporting risks, wherever possible.
●     Our Group insurance programmes are also maintained to support financial stability.

As a global business, IHG faces uncertainties relating to evolving environmental and social megatrends and our response to these is subject to scrutiny from a wide range of stakeholders.

These stakeholders include regulators and investor groups (such as the Task Force on
Climate-related Financial Disclosures (TCFD)), who focus on various environmental, social and governance issues that have the potential to impact performance and growth in key markets. The focus on companies acting responsibly and being true to their purpose has been heightened by the pandemic and will continue into the future.

●    Working together with governments and industry associations has been key in ensuring our voice is heard among key stakeholders, as well as being able to advocate for our industry and our owners. As the pandemic has progressed there has been an expectation from governments for companies to do the right thing by their stakeholders. We work with key industry bodies to engage governments and officials to take steps that support our industry and owners across a number of different markets.
●     To support our hotels in better understanding, managing and reporting their environmental footprint, while driving operational efficiency and reducing their utility costs, we are replacing IHG's Green Engage™ system with a more comprehensive and engaging platform as well as an automated data entry solution to enable much more accurate information capture. See pages 20 and 21, and 29 and 30 for details of our environmental policies and initiatives, including our commitment to support the TCFD recommendations.
●     Our long-standing commitment to operating our business responsibly has underpinned the actions we are taking in our local communities see page 29. The Corporate Responsibility team has established core principles to support our local communities, while establishing clear governance for our overall community support strategy in partnership with legal and communications.
●     Our values and behaviours, underpinned by our Code of Conduct, inform our decision making at all levels. For example, specific elements of our Code of Conduct define expectations for IHG employees in relation to human rights and the environment, and our Procurement, Legal and Risk teams monitor supply chain and human rights risks (see pages 24 and 25).

Appendix C - Directors responsibility statement

The following statement is extracted in full from page 114 of the Annual Report and relates solely to the Group's Annual Report and Form 20-F 2020 and is not connected to this announcement or the Preliminary Results:

The Board confirms that to the best of its knowledge:

●
The Financial Statements have been prepared in accordance with IFRSs as issued by the  International Accounting Standards Board ('IASB') and IFRSs adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union, and give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group taken as a whole; and
●
The Annual Report, including the Strategic Report, includes a fair review of the development and performance of the business and the position of the Group taken as a whole, together with a description of the principal risks and uncertainties that it faces.

For and on behalf of the Board

Keith Barr
Chief Executive Officer 22 February 2021

Paul Edgecliffe-Johnson
Chief Financial Officer 22 February 2021

For further information, please contact:

Investor Relations (Stuart Ford; Rakesh Patel)               +44 (0)1895 512 176        +44 (0)7527 419 431
Media Relations (Yasmin Diamond; Mark Debenham)  +44 (0)1895 512 097        +44 (0)7527 424 046

About IHG Hotels & Resorts
IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 16 hotel brands and IHG Rewards, one of the world's largest hotel loyalty programmes, IHG has nearly 6,000 open hotels in more than 100 countries, and a further 1,800 due to open over the next five years.

-     Luxury and lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Kimpton Hotels & Restaurants, Hotel Indigo
-     Premium: HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels, voco Hotels
-     Essentials: Holiday Inn Hotels & Resorts, Holiday Inn Express, avid hotels
-     Suites: Atwell Suites, Staybridge Suites,  Holiday Inn Club Vacations, Candlewood Suites

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. Approximately 350,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG Rewards. For our latest news, visit our Newsroom and follow us on LinkedIn, Facebook and Twitter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	04 March 2021